FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009
Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-158545) OF MELCO CROWN ENTERTAINMENT LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note
This 6-K is filed to amend the list of subsidiaries filed as Exhibit 8.1 to the registrant’s Annual Report on Form 20-F filed with the Commission on March 31, 2009.

Amended List of Subsidiaries
1.	MPEL Holdings Limited, incorporated in Cayman Islands

2.	MPEL International Limited, incorporated in Cayman Islands

3.	MPEL Nominee One Limited, incorporated in Cayman Islands

4.	MPEL Investments Limited, incorporated in Cayman Islands

5.	MPEL Nominee Three Limited, incorporated in Cayman Islands

6.	MPEL Nominee Two Limited, incorporated in Cayman Islands

7.	Melco Crown Gaming (Macau) Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

8.	Melco Crown (COD) Hotels Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

9.	Melco Crown (COD) Developments Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

10.	Melco Crown (CM) Hotel Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

11.	Melco Crown (CM) Developments Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

12.	Melco Crown (Macau Peninsula) Hotel Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

13.	Melco Crown (Macau Peninsula) Developments Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

14.	MPEL (Macau Peninsula) Limited, incorporated in British Virgin Islands

15.	Golden Future (Management Services) Limited, incorporated in Macau Special Administrative Region of the People’s Republic of China

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: April 27, 2009